SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 14)

                                OrNda HealthCorp
                                ----------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   686857 10 3
                                   -----------
                                 (CUSIP Number)

                                 Peter A. Joseph
                       Joseph Littlejohn & Levy Fund, L.P.
                                 50 Main Street
                                   Suite 1000
                             White Plains, NY 10606
                                 (914) 682-2065

                                 with a copy to:

                               Alan H. Paley, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1996
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 686857 10 3

1.  Name Of Reporting Person:                    Joseph Littlejohn & Levy
                                                 Fund, L.P.

    S.S. Or I.R.S. Identification
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a group

                                                 (a)       (b)  x
                                                     ---       ---
3.  SEC Use Only

4.  Source Of Funds:                                 00
                                                  ---------

5.  Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) Or 2(e):  _____

6.  Citizenship Or Place
    Of Organization:                             Delaware

    Number Of Shares Beneficially Owned By Each Reporting
    Person With:

7.  Sole Voting Power:                           None

8.  Shared Voting Power:                         7,111,774

9.  Sole Dispositive Power:                      None

10. Shared Dispositive Power:                    7,111,774

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                                      7,111,774

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   x
                     ---

13. Percent Of Class Represented
    By Amount In Row (11):                       12.2%

14. Type of Reporting Person:                    PN

CUSIP NO. 686857 10 3

1.  Name Of Reporting Person:                      JLL Associates, L.P.

    S.S. Or I.R.S. Identification
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a group

                                                   (a)         (b)  x
                                                       ---         ---
3.  SEC Use Only

4.  Source Of Funds:                               00
                                               ---------

5.  Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) Or 2(e):  ___

6.  Citizenship Or Place
    Of Organization:                               Delaware

    Number Of Shares Beneficially Owned By Each Reporting
    Person With:

7.  Sole Voting Power:                             None

8.  Shared Voting Power:                           7,111,774

9.  Sole Dispositive Power:                        None

10. Shared Dispositive Power:                      7,111,774

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                                        7,111,774

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   x
                     ---

13. Percent Of Class Represented
    By Amount In Row (11):                         12.2%

14. Type of Reporting Person:                      PN

CUSIP NO. 686857 10 3

1.  Name Of Reporting Person:                      Peter A. Joseph

    S.S. Or I.R.S. Identification
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a group

                                                   (a)         (b)  x
                                                       ---         ---
3.  SEC Use Only

4.  Source Of Funds:                               00
                                               ---------

5.  Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) Or 2(e):  ___

6.  Citizenship Or Place
    Of Organization:                               United States

    Number Of Shares Beneficially Owned By Each Reporting
    Person With:

7.  Sole Voting Power:                             None

8.  Shared Voting Power:                           7,111,774

9.  Sole Dispositive Power:                        None

10. Shared Dispositive Power:                      7,111,774

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                                        7,111,774

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   x
                     ---

13. Percent Of Class Represented
    By Amount In Row (11):                         12.2%

14. Type of Reporting Person:                      IN

CUSIP NO. 686857 10 3

1.  Name Of Reporting Person:                      Paul S. Levy

    S.S. Or I.R.S. Identification
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a group

                                                   (a)       (b)  x
                                                       ---       ---
3.  SEC Use Only

4.  Source Of Funds:                               00
                                               ---------

5.  Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) Or 2(e):  ___

6.  Citizenship Or Place
    Of Organization:                               United States

    Number Of Shares Beneficially Owned By Each Reporting
    Person With:

7.  Sole Voting Power:                              7,787

8.  Shared Voting Power:                        7,111,774

9.  Sole Dispositive Power:                         7,787

10. Shared Dispositive Power:                   7,111,774

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                                     7,119,561

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   x
                     ---

13. Percent Of Class Represented
    By Amount In Row (11):                      12.2%

14. Type of Reporting Person:                   IN

                        AMENDMENT NO. 14 TO SCHEDULE 13D

     This Amendment No. 14 to the Schedule 13D, dated May 24, 1991, as amended through Amendment No. 13, dated October 21, 1996 (as so amended, the "Schedule 13D"), previously filed by Joseph Littlejohn & Levy Fund, L.P., a Delaware limited partnership ("JLL"); JLL Associates, L.P., a Delaware limited partnership and sole general partner of JLL ("JLL Associates"); and Peter A. Joseph and Paul S. Levy, each a general partner of JLL Associates (collectively, the "Reporting Persons") with respect to the common stock, par value $.01 per share (each a "Share" and together, "Shares"), of OrNda HealthCorp, a Delaware corporation (together with its predecessors, the "Issuer"), amends the Schedule 13D as follows:

Item 4 Purpose of Transaction.

The last sentence of the 27th paragraph of Item 4 is hereby amended and restated as follows:

As of October 16, 1996, JLL and Mr. Martin together possessed, through their ownership of Shares and options to purchase Shares, approximately 16.2% of the combined voting power of the outstanding Shares (assuming the exercise of all such options).

Item 5 Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

     (a) (i) JLL is the beneficial owner of 7,111,774 Shares (Including 15,000 options to purchase Shares which will become exercisable on November 29, 1996. The grantees of these options (5000 options each to Messrs. Joseph, Littlejohn and Levy, each of whom is a director of the Issuer) have entered into agreements or arrangements intended to give the economic benefit of such options, when exercised, to JLL, Inc. the manager of JLL, which may result in an economic benefit to JLL's investors.), representing approximately 12.2% of the outstanding Shares (based on the number of Shares outstanding on October 16, 1996);

          (ii) By virtue of its position as general partner of JLL, JLL Associates may be deemed to be the beneficial owner of all of the Shares in which JLL has direct beneficial ownership;

          (iii) By virtue of Mr. Joseph's position as a general partner of JLL Associates, Mr. Joseph may be deemed to be the beneficial owner of all of the Shares in which JLL has direct beneficial ownership;

          (iv) Mr. Levy is the beneficial owner of 7,119,561 Shares, including 7,787 Shares in which Mr. Levy is the direct beneficial owner, and the 7,111,774 Shares in which JLL has direct beneficial ownership.

          (v) On the basis of information provided by the Company, Mr. Martin is the direct beneficial owner of 2,575,000 Shares (including 1,590,000 exercisable options to purchase Shares). By virtue of the Stockholders Agreement, each of the Reporting Persons may be deemed to have a beneficial ownership interest in such Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by Mr. Martin.

          (vi) On the basis of information provided by the Company, Dr. Pearce is the beneficial owner of 600,000 Shares (including 200,000 Shares which are owned by the Dr. M. Lee Pearce Foundation and as to which Dr. Pearce (i) has sole voting control and (ii) disclaims any beneficial ownership). By virtue of the Letter Agreement, each of the Reporting Persons may be deemed to have a beneficial ownership interest in such Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by Dr. Pearce.

     (b) (i) JLL, JLL Associates, and Messrs. Joseph and Levy have shared power to vote or dispose of the 7,111,774 Shares in which JLL has direct beneficial ownership; and

          (ii) Mr. Levy has the sole power to vote or dispose of the 7,787 Shares in which Mr. Levy has direct beneficial ownership.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1996

                                      JOSEPH LITTLEJOHN & LEVY FUND, L.P.

                                      By:  JLL Associates, L.P.,
                                           as General Partner



                                      By: /s/ Paul S. Levy
                                         -----------------------------
                                         Name: Paul S. Levy
                                         Title: General Partner

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1996

                                      JLL ASSOCIATES, L.P.



                                      By: /s/ Paul S. Levy
                                         -----------------------------
                                         Name: Paul S. Levy
                                         Title: General Partner

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1996

                                       /s/ Peter A. Joseph
                                       -----------------------------
                                       Peter A. Joseph

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1996

                                       /s/ Paul S. Levy
                                       -----------------------------
                                       Paul S. Levy